SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2005
                          ----------------------------------------------------

                                                                  OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-50962

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   Atlantic Coast Federal Employees' Savings and Profit Sharing Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Atlantic Coast Federal Corporation
                                505 Haines Avenue
                             Waycross, Georgia 31501

                             ATLANTIC COAST FEDERAL
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
                                    AND TRUST

                              FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

                             ATLANTIC COAST FEDERAL
                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                                Waycross, Georgia

                              FINANCIAL STATEMENTS
                           December 31, 2005 and 2004




                                    CONTENTS






REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....................  1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS........................  2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS..............  3

     NOTES TO FINANCIAL STATEMENTS..........................................  4


SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR).........  9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Atlantic Coast Federal Employees'
  Savings & Profit Sharing Plan and Trust
Waycross, Georgia

We have audited the accompanying statements of net assets available for benefits of the Atlantic Coast Federal Employees' Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.


                                               /s/ Crowe Chizek and Company LLC
                                               --------------------------------
                                                   Crowe Chizek and Company LLC
South Bend, Indiana
June 1, 2006

         ATLANTIC COAST FEDERAL EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2005 and 2004


                                                                                       2005              2004
                                                                                       ----              ----
ASSETS
     Investments                                                                  $    6,279,606    $     5,840,794

     Receivables
         Employer's contributions                                                         12,420             16,659
         Participants' contributions                                                      12,513             14,327
                                                                                  --------------    ---------------
                                                                                          24,933             30,986
                                                                                  --------------    ---------------
NET ASSETS AVAILABLE FOR BENEFITS                                                 $    6,304,539    $     5,871,780
                                                                                  ==============    ===============

See accompanying notes to financial statements.
                                       2

         ATLANTIC COAST FEDERAL EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2005



Additions to net assets attributed to:
      Investment income
         Net appreciation in fair value of investments (Note 3)                                    $        183,897
         Interest and dividends                                                                              78,629
                                                                                                   ----------------
                                                                                                            262,526
      Contributions
         Employer                                                                                           216,753
         Participants                                                                                       425,640
         Rollover                                                                                           167,636
                                                                                                   ----------------
                                                                                                            810,029
             Total additions                                                                              1,072,555

Deductions from net assets attributed to:
      Benefits paid to participants                                                                         607,161
      Administrative expenses                                                                                32,635
                                                                                                   ----------------
             Total deductions                                                                               639,796
                                                                                                   ----------------

Net increase                                                                                                432,759

Net assets available for benefits
      Beginning of year                                                                                   5,871,780
                                                                                                   ----------------
      End of year                                                                                  $      6,304,539
                                                                                                   ================

See accompanying notes to financial statements.

         ATLANTIC COAST FEDERAL EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004



NOTE 1 - DESCRIPTION OF PLAN

The following description of the Atlantic Coast Federal Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Copies of the Plan agreement are available from the plan administrator.

General: The Plan, established on January 1, 1994, is a defined contribution 401(k) plan for the benefit of substantially all employees of Atlantic Coast Federal (the "Employer") who serves as plan administrator and controls and manages the operation and administration of the Plan. The Bank of New York serves as custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may elect to contribute up to 75% of their pretax annual compensation, as defined in the Plan, with a total amount not to exceed the applicable dollar limit established by the Internal Revenue Service each year. On behalf of each participant who is eligible to share in the matching contributions, a matching contribution equal to the following percent of compensation up to 5% shall be provided based on the participant's salary reduction contribution made during each pay period.

                               Elective Deferral                     Matching
                                  Percentage                        Percentage
                                ----------------                    -----------
                                       2%                               1%
                                       3                                2
                                       4                                3
                                       5-75                             5

Eligibility: Employees are eligible to enroll in the Plan on January 1st, April 1st, July 1st, or October 1st following their date of hire.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's matching contribution (b) Plan earnings and (c) forfeitures, and charged with an allocation administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 20% vested after two years, 40% vested after three years, 60% vested after four years, 80% vested after five years, and 100% vested after six years of credited service.

                                  (Continued)
                                       4

ATLANTIC COAST FEDERAL EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures: The non-vested portion of terminated participants accounts plus earnings thereon are forfeited and can be used by the Plan to reduce the amount of future employer contributions to the Plan or reallocated to participants at the Plan's sponsor discretion. At December 31, 2005, forfeited accounts totaled $-0-. During 2005, $58,777 of the forfeiture account was used to reduce employer contributions or reallocated to participants.

Investment Options: Each participant may direct their contributions into any of the investment options available under the Plan and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds. Earnings on the investment funds are allocated among the accounts that have elected to invest in each such fund. Plan participants may direct the investment of all funds credited to their account to any or all of the available investment funds.

Participant Loans: Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loan account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates that are comparable to those currently available from commercial institutions for similar loans.

Payment of Benefits: Participants may withdraw, in the form of lump-sum or installments, all or some of the vested account balance upon termination of employment, attainment of age 59 1/2, death or disability. In the event of death or permanent disability, participants become fully vested.

Plan Termination: Although it has not expressed any intent to do so, the employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants shall become fully vested.

Expenses: Certain administrative expenses are paid by the plan sponsor.

                                  (Continued)
                                       5

        ATLANTIC COAST FEDERAL EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles that significantly affect the determination of net assets and results of operations are summarized below.

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investments in common/collective funds are stated at estimated fair value as determined by the custodian, based upon the fair values of the underlying investments. Investments in common stock are stated at fair value as determined by quoted market prices. Participant loans are valued at estimated fair value as determined by individual participant amortization schedules.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties: The Plan provides for various investment options in common collective funds, certificate of deposits, and the employer's common stock. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Concentration of Credit Risk: At December 31, 2005 and 2004, approximately 61% and 60% of the Plan's assets were invested in Atlantic Coast Federal common stock.

                                  (Continued)
                                       6

        ATLANTIC COAST FEDERAL EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 3 - INVESTMENTS

The Bank of New York, the custodian of the Plan, held investment assets and executed transactions.

Investments representing more than 5% of the net assets available for benefits at December 31, 2005 or 2004 are as follows:

Investments at fair market value as reported by plan custodian:                        2005                2004
---------------------------------------------------------------                        ----                ----

     State Street Global Advisors/Money Market Fund                               $      524,075    $       585,075
     Atlantic Coast Federal Common Stock                                               3,857,783          3,499,797

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

     Common/collective funds                                  $       67,474
     Atlantic Coast Federal common stock                             116,423
                                                               --------------
                                                              $      183,897

At December 31, 2005 and 2004, the Plan held 274,380 and 254,161 shares of Atlantic Coast Federal common stock.

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Employer on behalf of the Plan. During 2005 and 2004, fees of $2,850 and $4,116 were paid by the Plan to the Bank of New York, custodian of the Plan, fees of $28,086 and $20,139 were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and fees of $1,699 and $2,919 were paid by the Plan to Barclays Global Investors, investment manager, which represent party-in-interest transactions.

Party-in-interest investments held by the Plan at December 31, 2005 and 2004 include Company common stock totaling $3,857,783 and $3,499,797 and participant loans totaling $166,114 and $166,147.

                                  (Continued)
                                       7

        ATLANTIC COAST FEDERAL EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 5 - TAX STATUS

Effective June 1, 2003, the Plan was restated. The Plan has been restated on a prototype document which has received a favorable determination letter dated July 10, 2003 from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $26,095 and $0 at December 31, 2005 and 2004, respectively.

                              SUPPLEMENTAL SCHEDULE

    ATLANTIC COAST FEDERAL EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2005


Name of Plan Sponsor:                            Atlantic Coast Federal
                     -----------------------------------------------------------
Employer Identification Number:                        58-0570960
                               -------------------------------------------------
Three-digit Plan Number:                                   033
                        --------------------------------------------------------

                                                       (c)
                                                Description of Investment
                        (b)                     Including Maturity Date,                                   (e)
              Identity of Issue, Borrower       Rate of Interest, Collateral,         (d)                 Current
    (a)       Lessor, or Similar Party          Par or Maturity Value                Cost                 Value
    ---       ------------------------          ---------------------                ----                 -----

        Common Collective Funds
        State Street Global Advisors        Government/ Money Market Fund              #            $       524,075
        State Street Global Advisors        Equity Index Fund F                        #                    162,190
        State Street Global Advisors        Mid Cap Equity Index Fund F                #                    284,623
        State Street Global Advisors        20+ Treasury Bond F                        #                     83,630
        State Street Global Advisors        Stable Value Fund                          #                    251,661
        State Street Global Advisors        Income Plus Fund                           #                     17,596
        State Street Global Advisors        Growth and Income Fund                     #                    193,151
        State Street Global Advisors        Growth Fund                                #                     38,647
        State Street Global Advisors        Equity Value Fund F                        #                    100,155
        State Street Global Advisors        Equity Growth Fund F                       #                     74,758
        State Street Global Advisors        Russell 2000 Index Fund                    #                    132,158
        State Street Global Advisors        International Fund F                       #                     52,989
        State Street Global Advisors        US Real Estate                             #                     19,442
        State Street Global Advisors        Nasdaq 100 Index Fund F                    #                     83,386
                                                                                                    ---------------
                                                                                                          2,018,461
        Common Stock
*       Atlantic Coast Federal              Common Stock                               #                  3,857,783

        Cash Equivalent/Money Market Fund
        Bank of New York                    Collective Short Term Investors
                                              Fund                                     #                    229,361
*       Atlantic Coast Federal              Certificate of Deposit                     #                      7,887
                                                                                                    ---------------
                                                                                                            237,248
*       Participant Loans                   Interest rates ranging from 4.25%
                                              to 8.5%                                  #                    166,114
                                                                                                    ---------------
                                                                                                    $     6,279,606

--------------------------------------------------------------------------------
* Denotes party-in-interest
# Investment is participant-directed, therefore historical cost is not required.

                                                                   EXHIBIT 23.1








            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM





We consent to the incorporation by reference in Registration Statement No. 333-119732 on Form S-8 of Atlantic Coast Federal Corporation, of our report dated June 1, 2006, appearing in this Annual Report on Form 11-K of the Atlantic Coast Federal Employees' Savings & Profit Sharing Plan and Trust (the "Plan") for the year ended December 31, 2005.

                                              /s/ Crowe Chizek and Company LLC
                                              --------------------------------
                                                  Crowe Chizek and Company LLC

South Bend, Indiana
June 22, 2006

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          ATLANTIC COAST FEDERAL
                                          EMPLOYEES' SAVINGS AND PROFIT
                                          SHARING PLAN AND TRUST




Date: June 19, 2006              By:      /s/  Robert J. Larison, Jr.
                                 Name:    Robert J. Larison, Jr.
                                 Title:   President and Chief Executive Officer,
                                          Atlantic Coast Federal